Unaudited Interim Consolidated Financial Statements of

RESIN SYSTEMS INC.

For the Three and Nine Month Periods Ended
September 30, 2008 and 2007

RESIN SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

Thousands of Canadian dollars (unaudited)	September 30, 2008	December 31, 2007

ASSETS
Current assets
Cash and cash equivalents	$7,111	$10,162
Accounts receivable	1,495	2,277
Inventories (note 4)	3,829	1,297
Prepaid expenses and deposits	477	2,893
	12,912	16,629
Restricted cash and deposits	400	400
Foreign currency contract	-	1,515
Property, plant and equipment	6,759	7,971
	$20,071	$26,515
LIABILITIES and SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued liabilities	$1,906	$963
Assumed debt (note 6)	5,357	-
Other current liabilities	476	866
	7,739	1,829
Convertible debentures	19,411	17,664
Other long-term liabilities	973	874
	28,123	20,367

Shareholders' equity (deficit)
Share capital (note 5(a))	124,449	108,704
Warrants (note 5(a))	-	1,256
Equity component of convertible debentures	10,258	10,258
Contributed surplus (note 5(f))	8,165	6,432
Deficit	(150,924)	(120,502)
	(8,052)	6,148
	$20,071	$26,515

See accompanying notes to the consolidated financial statements.

On behalf of the Board:

Signed “David Williams”

      Signed “Wilmot Matthews”

Director                                                     Director

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Thousands of Canadian dollars (unaudited) except for per share amounts and shares outstanding	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Product revenue	$466	$102	$3,913	$292
Cost of sales	810	81	3,940	316
	(364)	21	(27)	(24)
Expenses
Operating expenses	3,704	3,121	10,617	10,474
Amortization of property, plant and equipment	299	466	951	1,629
Stock based compensation (note 5(b))	423	366	2,111	3,511
Provision for accounts receivable	20	-	4,285	-
Provision for prepaid expenses	282	-	1,076	-
	4,728	3,953	19,040	15,614
Loss before undernoted items	(5,092)	(3,932)	(19,067)	(15,638)
Net loss on foreign currency contracts	-	1,559	(1,501)	1,559
Assumed debt (note 6 and 10)	(5,866)	-	(6,553)	-
Other income	293	309	569	620
Write down of investment in Bazalt (note 9)	(205)	-	(511)	-
Interest and accretion	(1,143)	(1,056)	(3,359)	(4,036)
Non-controlling interest	-	-	-	21
Net loss	(12,013)	(3,120)	(30,422)	(17,474)
Deficit, beginning of period	(138,911)	(111,497)	(120,502)	(97,241)
Adjustment due to adoption of new accounting pronouncement	-	-	-	98
Deficit, end of period	$(150,924)	$(114,617)	$(50,924)	$(111,617)
Basic and diluted loss
per common share	$(0.08)	$(0.02)	$(0.22)	$(0.15)
Basic and diluted weighted average number of shares
outstanding	145.960.214	132,244,583	138,801,835	120,456,524

See accompanying notes to the consolidated financial statements.

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended September 30		Nine months ended September 30
Thousands of Canadian dollars (unaudited)	2008	2007	2008	2007
Cash provided by (used in):
Operating activities:
Net loss	$(12,013)	$(3,120)	$(30,422)	$(17,474)
Items which do not involve cash
Amortization of property, plant and equipment	358	466	1,092	1,629
Debenture accretion	605	533	1,747	2,351
Net loss on foreign currency contracts	-	(1,559)	1,501	(1,559)
Amortization of deferred gain on sale of property, plant and equipment	(19)	(19)	(58)	(59)
Stock based compensation	423	411	2,111	3,511
Write down of property, plant and equipment (note 9)	175	-	624	-
Write down Bazalt shareholder loan (note 9)	-	-	(113)	-
Assumed debt (note 6 and 10)	4,670	-	5,357	-
Other non-cash items	23	(2)	18	(28)
	(5,778)	(3,290)	(18,143)	(11,629)
Change in non-cash working capital	(684)	(3,291)	1,550	(7,721)
	(6,462)	(6,581)	(16,593)	(19,350)
Financing activities:
Issue of share capital	11,252	186	14,080	29,826
Issue of promissory notes	-	-	-	4,889
Repayment of promissory notes	-	-	-	(1,400)
Repayment of other long-term liabilities	(10)	(31)	(34)	(53)
	11,242	155	14,046	33,262
Investing activities:
Purchase of property, plant and equipment	(286)	(348)	(504)	(557)
Restricted cash and deposits	-		-	53
Change in non-cash investing working capital	-	100	-	183
	(286)	(248)	(504)	(321)
Increase (decrease) in cash and cash equivalents	4,494	(6,674)	(3,051)	13,591
Cash and cash equivalents, beginning of period	2,617	21,464	10,162	1,199
Total cash and cash equivalent, end of period	7,111	14,790	7,111	14,790

Cash	2,100	1,555	2,100	1,555
Cash equivalent	5,011	13,235	5,011	13,235
Total cash and cash equivalent, end of period	$7,111	$14,790	$7,111	$14,790

See accompanying notes to the consolidated financial statements.

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2008 and 2007

(Unaudited)

(Tabular amounts are stated in thousands of Canadian dollars except for per share amounts)

1.

Basis of presentation:

These unaudited interim consolidated financial statements of Resin Systems Inc. (“RS” or the “Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles. The accounting policies and methods of application are consistent with those outlined in RS’s audited consolidated financial statements for the year-ended December 31, 2007. These consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the financial position and results of operations for the respective periods. These interim consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements and notes thereto for the year ended December 31, 2007.

2.

Future operations:

These interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes RS will realize its assets and discharge its liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the ability of RS to generate profitable operations or raise additional capital to support its ongoing development and operating activities. For the nine months ended September 30, 2008, RS reported a net loss of $30.4 million and had positive working capital of $5.2 million and a deficit of $150.9 million at period end. Included in the Company’s working capital as at September 30, 2008 is the assumed debt of $5.4 million (note 6 and 10). RS anticipates that it will require additional capital to fund operations, capital asset additions, research and development, new product launches and strategic initiatives.

These financial statements do not reflect any adjustments should RS be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities outside the normal course of business.

There can be no assurance that management’s plans will be successful as such plans are contingent upon new equity and debt funds from investors, as well as market acceptance of RS’s products and products incorporating RS’s products.

3.

Significant accounting policies:

Adoption of new accounting standards

Capital disclosures

On January 1, 2008, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, “Capital Disclosure”. Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. Disclosure is to include management’s objectives, policies and processes for managing capital, a description as to what the entity regards as capital, whether the entity has complied with its capital requirements and what are the consequences if non-compliance occurs (note 8).

Inventories

On January 1, 2008, the Company adopted CICA Handbook Section 3031, “Inventories”. Section 3031 establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost, including the recognition in inventory of amortization of production equipment. The impact to opening inventory is immaterial.

Financial instruments

On January 1, 2008, the Company adopted CICA Handbook Sections 3862 and 3863, “Financial Instruments – Disclosures” and “Financial Instruments – Presentation”.

Section 3862 provides expanded disclosure requirements that provide additional detail on financial assets and liability categories.

Section 3863 enhances financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, gains and losses, and the circumstances in which financial assets and financial liabilities are offset.

4.

Inventories:

Raw materials and finished goods are stated at the lower of cost and net realizable value. During the quarter, $0.3 million was included in cost of sales due to write-down to net realizable value.

5.

Shareholders’ equity:

(a)  Authorized and issued share capital:

	Common Shares		Warrants
	Number	Amount	Number	Amount
Balance, December 31, 2007 (in 000’s)	133,005	$ 108,704	4,425	$ 1,256
Warrants exercised	3,057	2,970	(3,057)	-
Transfer to share capital on exercise of warrants	-	958	-	(958)
Expired warrants	-	-	(1,368)	-
Transfer to contributed surplus on expired warrants	-	-	-	(298)
Stock options exercised	1,100	1,260	-	-
Transfer to share capital on exercise of options	-	406	-	-
Issued for cash, net of issue costs	9,615	9,850
Restricted share units exercised	216	301	-	-
Balance, September 30, 2008	146,993	$ 124,449	-	$ -

(b)

Stock based compensation:

During the period, RS recorded $ 1.7 million (2007 - $ 2.0 million) in stock-based compensation expense that relates to stock options granted to employees and non-employees. In addition, $0.4 million (2007 -  $1.5 million) of stock-based compensation has been recorded related to the granting of restricted share units and deferred share units.

5.

Shareholders’ equity (continued):

(c)

Stock options outstanding:

	Number of	Weighted average
Options held by employees	share options	exercise price
Outstanding, December 31, 2007	6,056	$ 1.33
Granted	3,675	1.32
Expired	(1,223)	1.14
Forfeited	(43)	2.05
Change in grantee status to non-employee	(1,309)	1.58
Exercised	(1,000)	1.18
Outstanding, September 30, 2008	6,156	$ 1.34

Options held by non-employees	Number of share options	Weighted average exercise price
Outstanding, December 31, 2007	686	$ 1.38
Expired	(1,580)	1.56
Change in grantee status from employee	1,309	1.58
Exercised	(100)	0.80
Outstanding, September 30, 2008	315	$ 1.47

The following table summarizes information about the stock options outstanding as at

September 30, 2008:

Price range	Outstanding	Average years	Exercisable
$0.40 – 0.80	160	0.89	160
0.81 – 1.20	170	3.42	150
1.21 – 1.45	4,840	4.29	1,599
1.46 – 2.40	1,301	2.22	229
$0.40 – 2.40	6,471	3.77	2,138

(d)   Restricted shares

Under the Company’s restricted share unit plan, the Company has granted 634,769 restricted share units in the period to employees of the Company, 215,807 units vested immediately. The amounts to vest net of forfeitures are as follows: 128,531 units vest in 2009, 76,777 units vest in 2010 and 100,000 units vest in 2011.

(e)

Deferred share unit plan

Under the Company’s deferred share unit (“DSU”) plan, directors have the option to defer their annual fees. Currently, all directors have elected to be compensated under the DSU plan. Annual fees are converted to DSUs which will be converted to cash upon the director leaving the board. Each DSU has an initial value equal to the volume weighted average price of one common share for the five days preceding the granting date. The value of a DSU when converted to cash is equivalent to the market value of one common share at the time the conversion takes place. If dividends are paid on RS’s common shares, DSUs will attract dividends in the form of additional DSUs at the same rate as dividends on common shares.
A director cannot convert DSUs to cash until the director ceases to be a member of the board. The liabilities for DSUs are revalued to market on a quarterly basis, as at September 30, 2008, $0.2 million is included in other current liabilities.

5.

Shareholders’ equity (continued):

(f) Contributed surplus:

The following table reconciles the Company’s contributed surplus for the period:

Balance, December 31, 2007	$ 6,432
Stock-based compensation	1,841
Stock options exercised	(406)
Expired warrants	298
Balance, September 30, 2008	$ 8,165

6.

Assumed debt:

In August 2007, RS entered into a definitive manufacturing and licensing agreement (“MLA”) with Global Composite Manufacturing Inc. (“GCM”). Under the MLA, GCM was responsible for upgrading and re-commissioning the existing RStandard utility pole manufacturing equipment, after relocating it to Tilbury, Ontario. Under the MLA the equipment remained the property of RS. In addition, GCM was obligated to make certain improvements and additions to the equipment, all of which would become the property of RS. The Company provided loan guarantees to GCM’s lenders of $6.1 million on a limited and full recourse basis collateralized by the RStandard utility pole manufacturing equipment. RS’s guarantees covered $4.0 million for Motor City Community Credit Union (“MCCCU”) and $2.1 million related to funds from the Government of Ontario. These guarantees would be called upon if GCM failed to perform under its obligations to its lenders.

(a)    Ontario government loan:

On September 3, 2008, GCM was deemed to have made an assignment into bankruptcy and that the effective date of bankruptcy was August 1, 2008. The bankruptcy of GCM constituted an event of default of the loan agreement between GCM and the Province of Ontario. In substance, the Company has assumed the obligation of $2.1 million effective August 1, 2008 in accordance with the guarantee it provided the Province of Ontario on June 1, 2007.

The Company is currently in discussion with the Government of Ontario with respect to the repayment terms.

At September 30, 2008, RS had recorded an additional liability of $1.8 million representing the fair value of the assumed debt less the fair value of the related guarantee amount previously recorded of $0.3 million.

(b)

Motor City Commercial Credit Union:

On September 3, 2008, GCM was deemed to have made an assignment into bankruptcy and that the effective date of bankruptcy was August 1, 2008. The bankruptcy of GCM constitutes an event of default of the loan agreement between GCM and MCCCU. On August 28, 2008 the Company agreed to make payments without prejudice to its rights as against MCCCU. As at September 30, 2008 payments against the term loan amounted to $0.6 million, the balance of the term loan was $3.3 million and payments against the operating line of credit of GCM amounted to $0.6 million. The Company has filed a statement of claim with the Superior Court of Ontario stating that the guarantee is null and void because the Company believes that MCCCU did not comply with the terms of the loan guarantee. The Company has claimed and is requesting damages of $10 million and return of payments made on behalf of GCM. On October 30, 2008 and in connection with its statement of claim, RS applied for a court injunction preventing MCCCU from taking steps to enforce their security by proceeding with the sale of RS’s manufacturing equipment. On November 3, 2008, a temporary injunction was granted by the Ontario Superior Court until November 14, 2008 to allow the parties to gather and review evidence. During this time the manufacturing operations at the Tilbury, Ontario plant have ceased and MCCCU is not permitted to take any steps against the equipment or its guarantee against RS. Although RS is pursuing this legal action due to its assertion that the guarantee is null and void, its ultimate success in this regard cannot be determined at the date of these financial statements. Accordingly, the Company has recorded the related liability on its balance sheet at September 30, 2008.

At September 30, 2008, RS had recorded an additional liability of $2.8 million representing the fair value of the assumed debt less the fair value of the related guarantee amount previously recorded of $0.4 million.

7.

Financial instruments:

At September 30, 2008, the fair values of cash and cash equivalents, accounts receivable, restricted cash and deposits, accounts payable, accrued liabilities and other liabilities approximate their carrying amounts due to the short-term nature of these instruments. At September 30, 2008, the fair value of the convertible debenture is approximately $24.7 million.

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks the Company is exposed to are described below.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable.

Cash and cash equivalents are maintained at major financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk. The Company does not hold any asset backed commercial paper.

Credit risk from accounts receivable encompasses the default risk of the Company’s customers. The maximum exposure is the carrying amount of accounts receivable. The Company holds no collateral or other security relating to accounts receivable. The Company closely monitors the extension of credit and does not believe there is significant credit risk arising from existing accounts receivable at September 30, 2008.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due (note 2). The management believes the loans and contingencies (note 10) present the most liquidity risk. Management uses internally prepared cash flow forecasts to seek to ensure that the Company has sufficient liquidity to meet its liabilities when due. To the extent that the Company does not believe it has sufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions. At September 30, 2008, the Company had a cash balance of $7.1 million. The Company does not have a stand-by credit facility.

The following are the contractual maturities of financial liabilities as at September 30, 2008:

	Carrying amount	Contractual cash flow	0 to 6 months	6 to 12 months	12 to 24 months	After 24 months
Accounts payable and accrued liabilities	$1,906	$1,906	$1,906	-	-	-
Other liabilities	$6,806	$5,707	$5,707	-	-	-
Convertible debenture	$19,411	$25,000	-	-	-	$25,000
	$28,123	$32,613	$7,613	-	-	$25,000

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company’s income or the value of its financial instruments.

i)

Foreign exchange risk

The Company’s business activities are conducted primarily in US and Canadian dollars. Assets, liabilities and administrative costs are denominated primarily in Canadian dollars.
A substantial portion of sales, and raw material and product purchases are denominated in US dollars. The Company does not engage in any hedging or currency trading activities.
The effects of the foreign exchange changes on these transactions and related balances are not significant and foreign exchange gains and losses are included in general and administrative expenses.

A 10 percent increase or decrease in the Canadian/US exchange rate would have impacted the income of the Company by $0.04 million for the quarter.

ii)

Interest rate risk

The Company has significant cash and cash equivalents and a convertible debenture with a fixed interest rate. As such, the Company is subject to interest rate risk to the extent investing rates change.

The Company invests excess cash in investment-grade short-term investments with original maturities of 90 days or less. The Company periodically monitors the investments it makes and is satisfied with the credit rating of its banks.

A one percent increase or decrease in interest rates would have impacted the income of the Company during the quarter ended September 30, 2008 by approximately $0.07 million.

8.

Capital management:

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern and expand upon the Company’s current product base so that it can provide returns for shareholders and benefits for other stakeholders. Management defines capital as the Company’s cash and cash equivalents, long term debt and shareholders’ equity. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk of the underlying assets. RS’s objective is met by retaining adequate capital to provide for the possibility that cash flows from assets will not be sufficient to meet future cash flow requirements. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes sustainable operation goals. The Company is not subject to any externally imposed capital requirements.

9.

Bazalt Inwestycje Sp. Z o.o.:

RS decided to give up its 49 percent interest in Bazalt Inwestycje Sp. Z o.o., a variable interest entity in which the Company is the primary beneficiary, in exchange to have certain claims against the Company withdrawn.

As the result, the Company wrote down $0.6 million year to date of property, plant and equipment and a reversal of $0.1 million of a shareholder loan.

10.

Contingencies:

The Company had provided a $4 million loan guarantee to MCCCU on behalf of GCM on a full recourse basis secured by the RStandard utility pole manufacturing equipment.

On September 3, 2008, GCM was deemed to have made an assignment into bankruptcy constituting an event of default of the loan agreement between GCM and MCCCU. On August 26, 2008, the Company agreed to make payments on behalf of GCM until October 31, 2008 amounting to $1.2 million without prejudicing its rights under the guarantee. It is possible that additional provisions above the current levels could be required. Additional provisions, if required, cannot be reasonably estimated because the Company has filed a statement of claim with the Superior Court of Ontario stating that the guarantee is null and void and requesting damages of $10 million and return of payments made on behalf of GCM. On October 30, 2008 and in connection with its statement of claim, RS applied for a court injunction preventing MCCCU from taking steps to enforce their security by proceeding with the sale of RS’s manufacturing equipment.

On November 3, 2008 a temporary injunction was granted by the Ontario Superior Court until November 14, 2008 to allow the parties to gather and review evidence. During this time the manufacturing operations at the Tilbury, Ontario plant have ceased and MCCCU is not permitted to take any steps against the equipment of RS.

In the ordinary course of business, the Company may be contingently liable for litigation and claims with customers, suppliers, former employees and third parties. Management believes that adequate provisions have been recorded in the accounts where applicable. Although it may not be possible to estimate accurately the extent of potential costs and losses, if any, management believes that the ultimate resolution of such contingencies would not have a material effect on the financial position of the Company.

In June 2008, the Company was served with a legal claim relating to an agreement negotiated in 2003. The outcome is not determinable at this time. However, management is of the view that the claim is without merit.

11.

Comparative figures:

Certain comparative figures have been reclassified to conform to the current financial statement presentation.